

Thai Farmers Bank
Public Company Limited



Tida Samalapa
Executive Vice President


RECD S.E.C.
JAN 2 2 2002
1086

12g3-2(b) File No.82-4922

Ref No. ES. 017/2002

January


02002726

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs;

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2747 Registration No.PCL. 105



Thai Farmers Bank Public Company Limited

Summary Statement of Liabilities and Assets

C.B.1.1

as at December 31, 2001

Assets	Baht
Cash	12,142,412,381.86
* Interbank and money market items, net	164,595,839,432.17
Securities purchased under resale agreements	3,700,000,000.00
Investments, net (with obligations Baht 31,478,000.00)	113,465,302,684.06
* Credit advances (net of allowance for doubtful accounts)	437,439,839,909.51
Accrued interest receivables	2,102,811,356.90
Properties foreclosed, net	11,634,406,639.66
Customers' liabilities under acceptances	611,508,834.65
** Premises and equipment, net	22,173,325,797.06
** Other assets	6,519,947,506.99
Total Assets	774,385,394,542.88
Customers' liabilities under unmatured bills	2,780,944,889.20
Total	777,166,339,432.08
Liabilities	
Deposits	664,845,523,931.43
Interbank and money market items	13,831,341,681.32
Liabilities payable on demand	3,455,518,602.37
Securities sold under repurchase agreements	0.00
Borrowings	48,747,607,946.39
Bank's liabilities under acceptances	611,508,834.65
Other liabilities	15,822,350,411.45
Total liabilities	747,313,851,407.61
Shareholders' equity	
Paid-up share capital (registered share capital Baht 26,900,946,900.00)	23,530,947,170.00
Reserves and net profit after appropriation	(3,895,219,656.96)
Other reserves and profit and loss account	7,435,815,622.23
Total shareholders' equity	27,071,543,135.27
Total Liabilities and Shareholders' Equity	774,385,394,542.88
Bank's liabilities under unmatured bills	2,780,944,889.20
Total	777,166,339,432.08

Non-Performing Loans (13.10% of total loans before allowance for doubtful accounts)	62,722,944,740.91
*** Loans to related parties	6,342,833,720.54
Loans to related asset management companies	36,980,000,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	66,706,611,097.00
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	6,763,376,780.52
Total liabilities	902,142,016.76
Significant contingent liabilities	
Avals to bills and guarantees of loans	9,088,207,059.49
Letters of credit	6,529,421,619.69

Remark : 1. Due to the Bank of Thailand's notification dated May 10, 2001, Reference : Formats of Balance Sheet and Profit and Loss Statement for Commercial Bank, the Bank is required to present :

- * interbank and money market items with net of allowance for doubtful accounts amounting to Baht 128 million as previously included in allowance for doubtful accounts of credit advances for general customers.
- ** leasehold and leasehold improvement amounting to Baht 594 million under other assets instead of under premises and equipment.

2. *** Including Baht 5,715 million loans to customers which the Bank had restructured.

(Unreviewed and Unaudited)

Thai Farmers Bank Public Company Limited

Statements of Income

For the year ended December 31,

(Unit : Baht)

	2001	2000
Interest and dividend income	37,818,288,479.73	40,747,411,110.48
Interest expenses	21,426,995,302.36	25,564,800,756.48
Net income from interest and dividend	16,391,293,177.37	15,182,610,354.00
Bad debt and doubtful accounts (reversal)	(1,100,702,460.34)	(4,403,691,839.53)
Loss on debt restructuring	2,390,702,460.34	4,403,691,839.53
Non - interest income	8,997,915,223.71	8,059,904,038.93
Gain(loss)on equity	(1,994,629,303.13)	(1,370,339,313.41)
Loss on impairment of assets	2,964,534,785.77	864,779,913.01
Loss on revaluation of premises and equipment	-	794,931,676.05
Contribution to financial institutions development funds	2,667,251,373.31	2,524,583,319.14
Other operating expenses	14,840,268,474.06	15,613,395,259.92
Income tax expenses	624,074,200.32	809,871,647.31
Net income	1,008,450,264.49	1,264,613,264.09
Basic earnings per share	0.43	0.54

The Bank's operating results for the year ended December 31, 2001 includes the following notes.

1. Major expenses :

- In 2001, The Bank put down additional allowance for impairment of assets, amounting to Baht 2,918 million to absorb further losses on impairment of foreclosed assets, maintenance and sales expenses in the future as well as losses incurred from sales of the foreclosed assets. The above practice is consistent with the Bank's conservative policy on foreclosed asset management.

- In the third quarter, the Bank set up additional allowance for doubtful accounts of Baht 1,290 million to absorb total losses that will occur from the sales of loans to TAMC.

- In the first period, the Bank has provided Baht 1,400 million for early retirement program. In 2001, there were 906 employees participated in the program, incurring an expense of Baht 678 million.

- Beginning 2001, the Bank started to comply with the bilateral agreement between the Bank and its two labor unions, regarding an annual bonus payment in reference to the Bank's performance. In 2001 and 2002, the Bank would agree to pay a 2 month-salary bonus.

  In the first quarter of 2001, the Bank paid the annual bonus of Baht 534 million.

  From 2001 onward, the Bank has a policy to accrue bonus expenses to be paid in the following year, in which 2001, the Bank accrued the bonus payment of Baht 550 million.

- In 2001, under the deferred income tax policy, the Bank recorded an income tax expense of Baht 624 million.

- In 2001, the Bank recognized a loss from subsidiary and associated companies using the equity method of accounting of Baht 1,995 million, most of which incurred by the two asset management companies.

2. As at December 31, 2001 the Bank and its asset management companies recorded non-performing loans (including financial institutions) as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chantaburi Asset Management Company*
Non-performing loans	62,722.9	98,741.3	112,087.3
As percentage of total loans (including financial institutions)	13.10	19.53	22.09

*Should "investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to Bank of Thailand's Notification dated May 10, 2001, the consolidated NPLs of the bank with the two asset management companies would be as shown above.

3. As at December 31, 2001, the Bank and its asset management companies recorded classified loans, accrued interest receivables and allowance for doubtful accounts (including financial institutions) as required by the Bank of Thailand as follows:

(Millions of Baht)

	The Bank		The Bank and Thonburi Asset Management Company	
	Loans and accrued interest receivables	Allowance for doubtful accounts	Loans and accrued interest receivables	Allowance for doubtful accounts
Normal	395,389.6	3,953.9	385,211.8	3,852.1
Special Mention	10,204.6	204.1	11,170.2	223.4
Sub-Standard	11,427.1	646.6	11,928.1	684.6
Doubtful	17,668.5	3,413.4	17,688.2	3,414.0
Loss	46,313.0	-	83,707.0	17,797.9
Total	481,002.8	8,218.0	509,705.3	25,972.0

4. As at December 31, 2001, the Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions) as required by the Bank of Thailand as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company
Allowance for doubtful accounts from classified loans	8,218.0	25,972.0
Allowance for revaluation on debt restructuring	3,699.4	3,781.4
Total allowance for doubtful accounts as required by the Bank of Thailand	11,917.4	29,753.4

As at December 31, 2001, the Bank and its asset management companies recorded the allowance for doubtful accounts (including financial institutions), which was well above that of required by the Bank of Thailand, as follows:

(Millions of Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company*
Allowance for doubtful accounts and Allowance for revaluation on debt restructuring	28,829.1	55,236.0	57,423.1
Allowance for doubtful accounts as required by the Bank of Thailand	11,917.4	29,753.4	31,288.0
As percentage of allowance for doubtful accounts as required by the Bank of Thailand	241.91	185.65	183.53

*Should "Investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to Bank of Thailand's Notification dated May 10, 2001, the consolidated allowance for doubtful accounts of the bank with the two asset management companies would be as shown above.

5. The Bank had written off the portion of doubtful loans that exceeded collateral values after a full provisioning as required by the Bank of Thailand. As a result, all existing doubtful loans were fully collateralized. Details are as follows:

(Millions of Baht)

	Loans	Accrued interest receivables	Total
For the year ended December 31, 2001	9,511.6	170.0	9,681.6
Accumulated since the fourth quarter in 1999	83,006.2	3,300.5	86,306.7

6. As at December 31, 2001, Capital Adequacy Ratios of the Bank Including 2 assets management companies are as follows:

	Capital Adequacy Ratios
Tier-1 Capital *	7.27
Tier-2 Capital	5.46
Total Capital Funds	12.73

* Excluding net income for the six-month period ended December 31, 2001.